SECURITIES AND EXCHANGE COMMISSION
                       WASHINGTON, DC 20549

                           SCHEDULE 13D
                          (Rule 13d-101)

    INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT TO
    13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO 13d-2(a)

                         (Amendment No. 7)

                   CAPSTEAD MORTGAGE CORPORATION
     ------------------------- ------------------------------
                         (Name of Issuer)

              COMMON STOCK, PAR VALUE $0.01 PER SHARE
   ------------------- ----------------------------------------
                  (Title of Class of Securities)

                            14067E 40 7
 ---------------------------------------------------- ------------
                          (CUSIP Number)

                         Randal A. Nardone
               Chief Operating Officer and Secretary
               Fortress Registered Investment Trust
                  sole member of Fortress CAP LLC
                    1251 Avenue of the Americas
                     New York, New York 10020
                          (212) 798-6100
-------------------------------------------------- ---------------
           (Name, Address and Telephone Number of Person
         Authorized to Receive Notices and Communications)

                             Copy to:

                         J. Gregory Milmoe
             Skadden, Arps, Slate, Meagher & Flom LLP
                         Four Times Square
                   New York, New York 10036-6522
                          (212) 735-3000

                         February 28, 2003
----------------------------------------------- ------------------
      (Date of Event Which Requires Filing of This Statement)

         If the filing person has previously filed a statement on
Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule
13d-1(e), 13d(f) or 13d-1(g), check the following box |_|.

                       (Page 1 of 13 Pages)

CUSIP No. 14067E 40 7           13D                        Page 2 of 13 Pages
-------------------------------------------------------------------------------
1     NAMES OF REPORTING PERSONS
      I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)
      Fortress CAP LLC
-------------------------------------------------------------------------------
2     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP              (a) |_|
      Not applicable                                                (b) |_|
-------------------------------------------------------------------------------
3     SEC USE ONLY
-------------------------------------------------------------------------------
4     SOURCE OF FUNDS
      Not applicable
-------------------------------------------------------------------------------
5     CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS
      REQUIRED PURSUANT TO ITEM 2(d) or 2(e)                            |_|
-------------------------------------------------------------------------------
6     CITIZENSHIP OR PLACE OF ORGANIZATION
      Delaware
-------------------------------------------------------------------------------
  NUMBER OF SHARES             7     SOLE VOTING POWER              -0-
BENEFICIALLY OWNED
     BY EACH             ------------------------------------------------------
  REPORTING PERSON
      WITH                     8     SHARED VOTING POWER         -3,349,359-

                         ------------------------------------------------------

                               9     SOLE DISPOSITIVE POWER         -0-

                         ------------------------------------------------------

                               10    SHARED DISPOSITIVE POWER    -3,349,359-

                         ------------------------------------------------------

11    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
         - 3,349,359 -
-------------------------------------------------------------------------------
12    CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
      CERTAIN SHARES                                                  |_|
-------------------------------------------------------------------------------
13    PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
      24.0% (based on 13,965,489 shares of Common Stock
      outstanding as of February 20, 2003)
-------------------------------------------------------------------------------
14    TYPE OF REPORTING PERSON
      CO
-------------------------------------------------------------------------------

CUSIP No. 14067E 40 7            13D                         Page 3 of 13 Pages

-------------------------------------------------------------------------------
1     NAMES OF REPORTING PERSONS
      I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)
      Fortress Registered Investment Trust
-------------------------------------------------------------------------------
2     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP            (a) |_|
      Not applicable                                              (b) |_|
-------------------------------------------------------------------------------
3     SEC USE ONLY
-------------------------------------------------------------------------------
4     SOURCE OF FUNDS
      WC
-------------------------------------------------------------------------------
5     CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
      PURSUANT TO ITEM 2(d) or 2(e)                                   |_|
-------------------------------------------------------------------------------
6     CITIZENSHIP OR PLACE OF ORGANIZATION
      Delaware
-------------------------------------------------------------------------------
      NUMBER OF                7       SOLE VOTING POWER              -0-
       SHARES
    BENEFICIALLY         ------------------------------------------------------
      OWNED BY                 8       SHARED VOTING POWER         -3,349,359-
       EACH
    REPORTING
    PERSON WITH          ------------------------------------------------------
                               9       SOLE DISPOSITIVE POWER         -0-

                         ------------------------------------------------------
                               10      SHARED DISPOSITIVE POWER    -3,349,359-
-------------------------------------------------------------------------------
11    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
         - 3,349,359 -
-------------------------------------------------------------------------------
12    CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
      CERTAIN SHARES                                                     |_|
-------------------------------------------------------------------------------
13    PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
      24.0% (based on 13,965,489 shares of Common Stock
      outstanding as of February 20, 2003)
-------------------------------------------------------------------------------
14    TYPE OF REPORTING PERSON
      CO
-------------------------------------------------------------------------------

CUSIP No. 14067E 40 7            13D                         Page 4 of 13 Pages
-------------------------------------------------------------------------------
1     NAMES OF REPORTING PERSONS
      I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)
      Fortress Investment Fund LLC
-------------------------------------------------------------------------------
2     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP          (a) |_|
      Not applicable                                            (b) |_|
-------------------------------------------------------------------------------
3     SEC USE ONLY
-------------------------------------------------------------------------------
4     SOURCE OF FUNDS
      Not applicable
-------------------------------------------------------------------------------
5     CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
      PURSUANT TO ITEM 2(d) or 2(e)                                  |_|
-------------------------------------------------------------------------------
6     CITIZENSHIP OR PLACE OF ORGANIZATION
      Delaware
-------------------------------------------------------------------------------
      NUMBER OF           7       SOLE VOTING POWER             -0-
       SHARES
    BENEFICIALLY
      OWNED BY           ------------------------------------------------------
        EACH              8       SHARED VOTING POWER           -3,349,359-
     REPORTING
    PERSON WITH
                         ------------------------------------------------------
                          9       SOLE DISPOSITIVE POWER        -0-


                         ------------------------------------------------------
                          10      SHARED DISPOSITIVE POWER     - 3,349,359 -

-------------------------------------------------------------------------------
11    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
         - 3,349,359 -
-------------------------------------------------------------------------------
12    CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
      CERTAIN SHARES                                                 |_|
-------------------------------------------------------------------------------
13    PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
      24.0% (based on 13,965,489 shares of Common Stock
      outstanding as of February 20, 2003)
-------------------------------------------------------------------------------
14    TYPE OF REPORTING PERSON
      CO
-------------------------------------------------------------------------------

CUSIP No. 14067E 40 7             13D                        Page 5 of 13 Pages
-------------------------------------------------------------------------------
1     NAMES OF REPORTING PERSONS
      I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)
      Fortress Investment Group LLC
-------------------------------------------------------------------------------
2     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP              (a)  |_|
      Not applicable                                                (b)  |_|
-------------------------------------------------------------------------------
3     SEC USE ONLY
-------------------------------------------------------------------------------
4     SOURCE OF FUNDS
      Not applicable
-------------------------------------------------------------------------------
5     CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
      PURSUANT TO ITEM 2(d) or 2(e)                                      |_|
-------------------------------------------------------------------------------
6     CITIZENSHIP OR PLACE OF ORGANIZATION
      Delaware
-------------------------------------------------------------------------------
      NUMBER OF           7       SOLE VOTING POWER            -0-
      SHARES
   BENEFICIALLY
      OWNED BY           ------------------------------------------------------
       EACH               8       SHARED VOTING POWER          -3,349,359-
     REPORTING
   PERSON WITH
                         ------------------------------------------------------
                          9       SOLE DISPOSITIVE POWER       -0-


                         ------------------------------------------------------
                          10      SHARED DISPOSITIVE POWER     -3,349,359-
-------------------------------------------------------------------------------
11    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
         - 3,349,359 -
-------------------------------------------------------------------------------
12    CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
      CERTAIN SHARES                                                   |_|
-------------------------------------------------------------------------------
13    PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
      24.0% (based on 13,965,489 shares of Common Stock
      outstanding as of February 20, 2003)
-------------------------------------------------------------------------------
14    TYPE OF REPORTING PERSON
      CO
-------------------------------------------------------------------------------

CUSIP No. 14067E 40 7           13D                          Page 6 of 13 Pages
-------------------------------------------------------------------------------
1     NAMES OF REPORTING PERSONS
      I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)
      Fortress Principal Investment Holdings LLC
-------------------------------------------------------------------------------
2     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP             (a)  |_|
      Not applicable                                               (b)  |_|
-------------------------------------------------------------------------------
3     SEC USE ONLY
-------------------------------------------------------------------------------
4     SOURCE OF FUNDS
      Not applicable
-------------------------------------------------------------------------------
5     CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
      PURSUANT TO ITEM 2(d) or 2(e)                                     |_|
-------------------------------------------------------------------------------
6     CITIZENSHIP OR PLACE OF ORGANIZATION
      Delaware
-------------------------------------------------------------------------------
    NUMBER OF            7       SOLE VOTING POWER            -0-
     SHARES
   BENEFICIALLY
    OWNED BY             ------------------------------------------------------
     EACH                8       SHARED VOTING POWER          -3,349,359-
   REPORTING
   PERSON WITH
                         ------------------------------------------------------
                         9       SOLE DISPOSITIVE POWER        -0-


                         ------------------------------------------------------
                         10      SHARED DISPOSITIVE POWER     -3,349,359-
-------------------------------------------------------------------------------
11    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
         - 3,349,359 -
-------------------------------------------------------------------------------
12    CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
      CERTAIN SHARES                                                    |_|
-------------------------------------------------------------------------------
13    PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
      24.0% (based on 13,965,489 shares of Common Stock
      outstanding as of February 20, 2003)
-------------------------------------------------------------------------------
14    TYPE OF REPORTING PERSON
      CO
-------------------------------------------------------------------------------

      This Amendment No. 7 (this "Amendment") to the Statement on
Schedule 13D dated January 21, 2000, as amended by Amendment No. 1 thereto dated February 22, 2000, Amendment No. 2 thereto dated July 12, 2000, Amendment No. 3 thereto dated September 8, 2000, Amendment No. 4 thereto dated October 31, 2000, Amendment No. 5 thereto dated December 28, 2000 and Amendment No. 6 thereto dated November 29, 2001 (as so amended, the "Schedule 13D") filed by Fortress CAP LLC, a Delaware limited liability company ("Fortress CAP"), Fortress Registered Investment Trust, a Delaware business trust ("Fortress Trust"), Fortress Investment Fund LLC, a Delaware limited liability company ("Fortress Fund"), Fortress Investment Group LLC, a Delaware limited liability company ("Fortress Group"), and Fortress Principal Investment Holdings LLC, a Delaware limited liability company ("FPIH"), relates to the common stock, par value $0.01 per share (the "Common Stock"), of Capstead Mortgage Corporation, a Maryland corporation ("Capstead"). This Amendment is filed jointly by Fortress CAP, Fortress Trust, Fortress Fund, Fortress Group and FPIH (collectively, the "Reporting Persons"). All capitalized terms used but not defined herein have the meanings ascribed to them in the Schedule 13D.

Item 4.

         Item 4 of the Schedule 13D is hereby amended and supplemented to add the following:

           On February 28, 2003, pursuant to a block trade, Fortress CAP sold 200,000 shares of Common Stock at $12.50 per share, yielding aggregate net proceeds of $2,500,000. On March 3, 2002, pursuant to a block trade, Fortress CAP sold 100,000 shares of Common Stock at $12.5068 per share, yielding aggregate net proceeds of $1,250,680. After such sales, Fortress CAP was the direct beneficial owner of 3,349,359 shares of Common Stock, which represents approximately 24.0% of the outstanding Common Stock. The Reporting Persons acquired beneficial ownership of the Capstead securities referenced in this Schedule 13D for investment purposes and for purposes of influencing the business and affairs of Capstead. The Reporting Persons intend to continuously review their investment in Capstead, and may in the future determine to (i) dispose of all or a portion of the securities of Capstead owned by them, (ii) acquire additional securities of Capstead, through open market purchases, private agreements or otherwise, (iii) take any other available course of action, which could involve one or more of the types of transactions or have one or more of the results described in the last paragraph of this Item 4 or (iv) otherwise change their investment intent. The Reporting Persons may, from time to time, in light of their investment goals, make additional dispositions of Common Stock. Notwithstanding anything contained herein to the contrary, the Reporting Persons specifically reserve the right to change their intentions with respect to any or all of such matters. In reaching any decision as to their course of action (as well as to the specific elements thereof), the Reporting Persons currently expect that they would take into consideration a variety of factors, including, but not limited to,

      Capstead's financial condition, business, operations and prospects, other developments concerning Capstead and the mortgage business generally, other business opportunities available to the Reporting Persons, other developments with respect to the business of the Reporting Persons, general economic conditions and money and stock market conditions, including the market price of the securities of Capstead.

           Other than as described herein, none of the Reporting Persons has any present plans or proposals which relate to or would result in: (a) the acquisition by any person of additional securities of Capstead or the disposition of securities of Capstead; (b) an extraordinary corporate transaction, such as a merger, reorganization or liquidation, involving Capstead or any of its subsidiaries;
      (c) a sale or transfer of a material amount of assets of Capstead or any of its subsidiaries; (d) any change in the Board of Directors or management of Capstead, including any plans or proposals to change the number or terms of directors or to fill any existing vacancies on the Board of Directors of Capstead; (e) any material change in the present capitalization or dividend policy of Capstead; (f) any other material change in Capstead's business or corporate structure; (g) changes in Capstead's articles of incorporation, by-laws or instruments corresponding thereto or other actions which may impede the acquisition of control of Capstead by any person; (h) a class of securities of Capstead being delisted from a national securities exchange or ceasing to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association; (i) a class of equity securities of Capstead becoming eligible for termination of registration pursuant to Section 12(g)(4) of the Securities Exchange Act of 1934, as amended; or (j) any action similar to those enumerated above.

Item 5.

         Item 5 of the Schedule 13D is hereby amended and supplemented to add the following:

           As a result of the February 28, 2003 sale of 200,000 shares of Common Stock and the March 3, 2002 sale of 100,000 shares of Common Stock by the Reporting Persons in privately negotiated block sales as described above, Fortress CAP is now the direct beneficial owner of 3,349,359 shares of Common Stock.

                             SIGNATURE


         After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


                          March 4, 2003


                          FORTRESS CAP LLC


                          By:  /s/ Randal A. Nardone
                               ---------------------------------
                               Randal A. Nardone, as
                               Chief Operating Officer and
                               Secretary of
                               Fortress Registered Investment
                               Trust,
                               sole member of Fortress CAP LLC

                             SIGNATURE


         After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


                          March 4, 2003


                          FORTRESS REGISTERED
                          INVESTMENT TRUST


                          By:  /s/ Randal A. Nardone
                               -----------------------------------
                               Randal A. Nardone, as
                               Chief Operating Officer and
                               Secretary of Fortress Registered
                               Investment Trust

                             SIGNATURE


         After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


                               March 4, 2003



                               FORTRESS INVESTMENT FUND LLC


                               By:  /s/ Randal A. Nardone

                                    -------------------------------------
                                    Randal A. Nardone, as
                                    Chief Operating Officer and Secretary of
                                    Fortress Fund MM LLC,
                                    managing member of
                                    Fortress Investment Fund LLC

                             SIGNATURE


         After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


                               March 4, 2003



                               FORTRESS INVESTMENT GROUP  LLC


                               By:  /s/ Randal A. Nardone
                                    ---------------------------------
                                    Randal A. Nardone, as
                                    Chief Operating Officer and Secretary of
                                    Fortress Investment Group LLC

                             SIGNATURE


         After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


                               March 4, 2003



                               FORTRESS PRINCIPAL
                               INVESTMENT HOLDINGS  LLC


                               By:  /s/Randal A. Nardone
                                    -------------------------------
                                    Randal A. Nardone, as
                                    Secretary